

February 1, 2013

Via E-mail
Thomas M. Belk, Jr.
Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217

> **Re: Belk, Inc.**
> **Form 10-K for the year ended January 28, 2012**
> **Filed April 10, 2012**
> **File No. 000-26207**

Dear Mr. Belk:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended January 28, 2012

Notes to Consolidated Financial Statements, page 34

(1) Summary of Significant Accounting Policies, page 34

Description of Business and Basis of Presentation, page 34

1. You disclose on page 17 that your store and eCommerce operations have been aggregated into one operating segment due to their similar economic characteristics. Please confirm that your store and eCommerce operations represent your operating segments and, if so, tell us in sufficient detail how you determined that they meet the aggregation criteria of ASC 280-10-50-11. Please provide us with a history of financial results, such as sales trends, gross margins and other data provided to your CODM, supporting your claim that

Thomas M. Belk, Jr.
Belk, Inc.
February 1, 2013
Page 2

these operations have similar economic characteristics. It appears that the occupancy costs associated with your stores might result in a dissimilarity of economic characteristics and, furthermore, your Form 8-K press release filed November 21, 2012 indicates that your comparable store sales increased 5.8% for the quarter ended October 27, 2012, while your eCommerce sales increased 70.8%. We also note your disclosures on page 16 that you have recently opened a fulfillment center and expanded another center dedicated to your eCommerce business. Notwithstanding the preceding, please separately quantify eCommerce net sales in future filings or tell us why such information would not be useful for investors.

(19) Fair Value Measurements, page 55

2. We note your disclosures on page 56 that you have equity and fixed income investments related to your company-owned life insurance and it appears that the amount presented on your balance sheet for these investments is shown "net of loans that are secured by some of these policies." Please explain to us in further detail the nature of these investments and loans and clarify why they qualify for net reporting on your balance sheet. See ASC 210-20-45-1 through -5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief